Allianz Life Insurance Company of North America

John Hite
Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-7494
John.Hite@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING
August 15, 2023
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549-8626
Re:	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement, Submitted June 23, 2023, File No. 333-268820 (Allianz Index Advantage+ Income Variable Annuity)
Mr. Cowan:
We received comments from you on August 3, 2023, with respect to Registrant’s above referenced Post-Effective Amendment No. 1 to the Form S-1 Registration Statement, filed on June 23, 2023. This correspondence responds to your comments. We will make conforming changes to the prospectus in both the Form S-1 and Form N-4 Registration Statements, and to other products.
August 3, 2023 Prospectus Comments
I. PROSPECTUS
Index Advantage+ Income:
General Comment
1.	Please confirm that changes reflected in the S-1 Registration Statement filings will be reflected in corresponding Form N-4 485(a) filings.
Response:
The Company confirms that Form N-4 485(a) filings will be submitted for each of the corresponding Form S-1 Registration Statements. The 485(a) filings will be similar in character to the Form S-1 filings submitted on June 23, 2023. Changes made in response to these comments will be reflected in subsequent post-effective amendment filings, for Form S-1, and 485(b) filings, for Form N-4.

Cover Page
2.	Please replace the information on currently available Index Options with a cross reference to the page or section where this information can be found in the prospectus.
Response:	The Company revised the identified language consistent with the Staff’s comment. The Company replaced the cover page information on currently available Index

Options with the following sentence: “A list of currently available Index Options can be found in the Overview of the Contract section of this prospectus.”
Glossary
3.
In the penultimate sentence of the Index Dual Precision Strategy definition, please clarify how this Crediting Method is more sensitive to large negative market movements relative to the other Crediting Methods.

Response:
The Company removed the sentence stating “The Index Dual Precision Strategy is more sensitive to large negative market movements beyond the 10% Buffer because it provides positive Performance Credits for small negative market movements when the loss is less than or equal to the 10% Buffer.” In its place, the following sentences are added: “The Index Dual Precision Strategy differs from the other available Crediting Methods in that it provides a positive Performance Credit for small negative market movements when the loss is less than or equal to the 10% Buffer. However, the Index Dual Precision Strategy is similar to the Index Performance Strategy with 10% Buffer Index Options and Index Precision Strategy in that losses exceeding the 10% Buffer result in negative Performance Credits.”

4.
In the last sentence of the Index Dual Precision Strategy definition, please explain why the risk of loss is greater with the Index Dual Precision Strategy than the Index Guard Strategy in periods of extreme negative market performance.

Response:
The Company revised the final sentence of this definition to state as follows: “In a period of extreme negative market performance, the risk of loss is greater with the Index Dual Precision Strategy than with the Index Guard Strategy, because the Index Guard Strategy provides protection for any losses beyond the -10% Floor. Significant losses beyond the 10% Buffer for the Index Dual Precision Strategy can result in substantial loss of principal and previous earnings.”

5.	In the definition of Trigger Rate, please explain why text stating that the Performance Credit is equal to the Trigger Rate was deleted.
Response:
This language has been removed as the Company views the language as unnecessarily duplicative when compared against the first sentence of this definition. The first sentence indicates that the Trigger Rate is the positive Performance Credit. Therefore, the reference in the second sentence to receiving the Trigger Rate indicates that it is the positive performance credit received on a Term End Date.

Overview – What Are the Phases of the Contract?
6.	In the table of currently available Index Options, please clarify why the Company removed the Index Performance Strategy 3-year Term with 10% Buffer row.
Response:
The identified language appears removed due to technical limitations of the comparison tool on the Company’s prospectus management platform. The Company confirms that this information has been added to the next row in the table.

Overview – What Are the Contracts Primary Features?
7.	Within the Withdrawal Charge Waivers section, please clarify if the addition of “after the first Contract Anniversary” to the confinement waiver is a new change to the benefit.
Response:	This language was added for clarity and consistency throughout the prospectus. The Company confirms that no material changes to the provisions of the contract or this prospectus are being made.
Section 4, Valuing Your Contract – Comparing Crediting Methods
8.	Within the “What is the asset protection?” table, please consider reordering the rows so that the Crediting Methods appear in the order of most protection to least protection.
Response:
The ordering of Crediting Methods within the “What is the asset protection?” and “What is the growth opportunity?” tables reflects the overall risk/return classification of each Crediting Method when holistically considering both the asset protection and growth opportunities of the Crediting Methods. The bullets included within each Crediting Method provide additional details on how that method may perform relative to the other Crediting Methods and in different market scenarios.

9.	Within the “What is the growth opportunity?” table, please consider reordering the rows so that the Crediting Methods appear in the order of most to least growth.
Response:
The ordering of Crediting Methods within the “What is the asset protection?” and “What is the growth opportunity?” tables reflects the overall risk/return classification of each Crediting Method when holistically considering both the asset protection and growth opportunities of the Crediting Methods. The bullets included within each Crediting Method provide additional details on how that method may perform relative to the other Crediting Method and in different market scenarios.

10.
Within the “What is the growth opportunity?” table, please clarify whether the Index Protection Strategy with Trigger bullet stating “May perform best in periods of small positive market movements” is relative to the other Crediting Methods.

Response:
The information displayed in this table identifies the benefits and features of each Crediting Method. The bullets are intended to identify the central features of each Crediting Method and how they relate to the other Crediting Methods. The Index Protection Strategy with Trigger may perform best in periods of small positive market movements relative to the other Crediting Methods, because such small positive market movements may result in positive Performance Credits that are greater than the Index Return while also providing complete protection from any Index losses.

11.
Within the “What is the Growth Opportunity?” table, please clarify how the Index Protection Strategy with Cap may perform better in periods of small positive market movements relative to the other available Crediting Methods.

Response:	The information displayed in this table identifies the benefits and features of each Crediting Method. The bullets are intended to identify the central features of each

Crediting Method and how they relate to the other Crediting Methods. The Index Protection Strategy with Cap may perform best in periods of small positive market movements relative to the other Crediting Methods, because such small positive market movements would result in positive Performance Credits while also providing complete protection from any Index losses.
12.	Within the “What is the Growth Opportunity?” table, please clarify what is considered a ‘strong market’ for purposes of the Index Guard Strategy.
Response:
The Company believes the determination of what constitutes a ‘strong market’ will always include a level of subjectivity. For example, performance of an index exceeding 10% may constitute a ‘strong’ market to one individual, while another individual may only consider performance exceeding 20% to constitute a ‘strong’ market. As a result, the Company respectfully declines to make any revisions to this sentence as a client’s investment objectives, consideration of the Cap, and subjective opinions of the market will form their opinion of whether a market is ‘strong’.

Section 4, Valuing Your Contract – Bar Chart Examples of Crediting Method Performance
13.	Please clarify if the chart for the Index Performance Strategy 1-Year Term will be updated to include the new 20% and 30% Buffers.
Response:	Yes, the Company will update any applicable charts impacted by this filing prior to filing a registration statement for which effectiveness is requested.
Index Advantage Income ADV:
14.	Please correct the Appendix cross reference on the cover page for Crediting Method name changes.
Response:	As a result of the changes made in response to Comment #2, the identified cross-reference has been removed from this portion of the prospectus and is no longer necessary.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at (763)765-7494. Further, I can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
By:     /s/ John P. Hite
John P. Hite
    Counsel

4